Gordon Pointe Acquisition Corp.

90 Beta Drive

Pittsburgh, PA 15238

November 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: John Reynolds

Re:	Gordon Pointe Acquisition Corp.
Draft Registration Statement on Form S-1 Submitted June 6, 2017 CIK No. 0001708176

Dear Mr. Reynolds:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated July 3, 2017 with respect to the Draft Registration Statement on Form S-1 submitted to the SEC by Gordon Pointe Acquisition Corp. (the “Company”) on June 6, 2017 (the “DRS”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it publicly filed via EDGAR the Registration Statement on Form S-1 (the “Form S-1”) reflecting the changes made in response to the Staff’s comments on the DRS.

Staff Comments and Company Responses

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company hereby undertakes to supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. The Company shall not permit any potential investors to retain copies of such written communications.

Release of funds in trust account on closing of our initial business combination, page 19

2.	We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming shareholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming shareholders directly to those shareholders.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 19 of the Form S-1 to indicate that on the completion of the Company’s initial business combination, all amounts held in the trust account will be released to the Company, other than the funds that the trustee will use to pay amounts due to any public stockholders who exercise their redemption rights.

Risk Factors, page 21

3.	We note the disclosure in your United States Federal Income Tax Considerations section on page 111 indicates there are numerous tax uncertainties. Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering and highlight those tax uncertainties in your prospectus summary.

Response:

In response to the Staff’s comment, the Company has added the following risk factor to page 49 of the Form S-1:

An investment in this offering may result in uncertain or adverse United States federal income tax consequences.

An investment in this offering may result in uncertain United States federal income tax consequences. For instance, because there are no authorities that directly address instruments similar to the units we are issuing in this offering, the allocation an investor makes with respect to the purchase price of a unit between the share of common stock and the warrant to purchase three-quarters of one share of common stock included in each unit could be challenged by the IRS or the courts. Furthermore, the United States federal income tax consequences of a cashless exercise of warrants included in the units we are issuing in this offering is unclear under current law. Finally, it is unclear whether the redemption rights with respect to our shares of common stock suspend the running of a U.S. holder’s holding period for purposes of determining whether any gain or loss realized by such holder on the sale or exchange of common stock is long-term capital gain or loss and for determining whether any dividend we pay would be considered “qualified dividends” for federal income tax purposes. See the section titled “United States Federal Income Tax Considerations” for a summary of the principal United States federal income tax consequences of an investment in our securities. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding or disposing of our securities.

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Management

Number and Terms of Office of Officers and Directors, page 87

4.	We note your disclosure on this page that you “intend to have five directors” and that you “may not hold an annual meeting of stockholder until after [you] consummate [your] initial business combination.” Please tell us how your directors will be elected prior to the completion of the offering. We may have further comment.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Form S-1 to indicate that the directors’ appointments shall be effective upon the effectiveness of the Form S-1.

Financial Statements

Notes to Financial Statements

4. Private Placement, page F-11

5.	At the top of page F-12 you refer to both Private Warrants and Placement Warrants. Please tell us if the Private and Placement Warrants are the same 4,625,000 private placement warrants described in the preceding paragraph.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Footnote No. 4 to the Financial Statements to clarify that the warrants previously referred to as the private warrants in the DRS are the same 4,625,000 (now 4,900,000) private placement warrants.

6.	Please expand the disclosure under this heading to explain the private placement warrants may be exercised by the sponsor and its permitted transferees for cash or on a cashless basis, as is disclosed on page 62. In consideration of the cash exercise feature, please tell us how you intend to account for these warrants in your financial statements.

Response:

In response to the Staff’s Comment, the Company has revised its disclosure in Footnote No. 4 to explain that the private placement warrants may be exercised by the sponsor and its permitted transferees for cash or on a cashless basis.

In addition, based upon the Company’s preliminary assessment, management has determined that the private placement warrants satisfy the criteria for classification as equity instruments, and will, therefore, account for the private placement warrants as such.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (412) 960-4687.

Sincerely,

/s/ James J. Dolan
James J. Dolan
Chief Executive Officer

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